Tamboran Resources Corporation

Suite 01, Level 39, Tower One, International Towers Sydney

100 Barangaroo Avenue, Barangaroo NSW 2000

Australia +61 2 8330 6626

February 9, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Tamboran Resources Corporation

Registration Statement on Form S-3 (File No. 333-293057)

Request for Acceleration of Effective Date

To the addressee set forth above:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tamboran Resources Corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:05 p.m., Eastern Time, on February 12, 2026, or as soon thereafter as possible.

The Company requests that it be notified of such effectiveness by a telephone call to David J. Miller of Latham & Watkins LLP at (737) 910-7363 and that such effectiveness also be confirmed in writing.

Sincerely,

Tamboran Resources Corporation

By:	/s/ Eric Dyer
Name: Eric Dyer
Title: Chief Financial Officer

cc (via email)

David J. Miller, Latham & Watkins LLP